Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTALENERGIES

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE (collectively, “TotalEnergies”) as of September 30, 2026, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At September 30, 2026
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,766
Current financial debt	9,135
Current portion of financial instruments for interest rate swaps liabilities	32
Other current financial instruments — liabilities	148
Financial liabilities directly associated with assets held for sale	875
Total current financial debt	14,956
Non-current financial debt	49,090
Non-controlling interests	4,268
Shareholders’ equity
Common shares	7,280
Paid-in surplus and retained earnings	146,280
Currency translation adjustment	(14,182)
Treasury shares	(6,680)
Total shareholders’ equity — TotalEnergies share	132,698
Total capitalization and non-current indebtedness	186,056

As of September 30, 2026, TotalEnergies SE had an issued share capital of 2,281,656,714 ordinary shares with a par value of €2.50 per share, of which 74,975,030 were treasury shares. For more information on the delegations of authority and powers granted to the Board of Directors with respect to share capital increases and authorization for share cancellation, see Exhibit 15.1 (section 4.4.2, chapter 4) to the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 27, 2026.

As of September 30, 2026, $8,534 million of TotalEnergies’ non-current financial debt was secured and $40,556 million was unsecured, and all of TotalEnergies’ current financial debt of $14,956 million was unsecured.

For more information about TotalEnergies’ off-balance sheet commitments and contingencies, including information on guarantees and commitments, see Note 13.1 of the Notes to TotalEnergies’ audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 27, 2026.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TotalEnergies since September 30, 2026.